GenCorp Inc.

2001 Aerojet Road

Rancho Cordova, CA 95742

September 6, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Pamela Long, Assistant Director

Re:	GenCorp Inc.
Registration Statement on Form S-4
File No. 333-190199

Ladies and Gentlemen:

Reference is made to the Registration Statement of GenCorp Inc. (the “Company”), Aerojet Rocketdyne, Inc., Aerojet Rocketdyne of DE, Inc., Arde, Inc., Arde Barinco, Inc. (collectively with the Company, the “Registrants”) on Form S-4 (File No. 333-190199), as amended (the “Registration Statement”), registering the offer to exchange (the “Exchange Offer”) up to $460,000,000 aggregate principal amount of the Company’s 7.125% Second-Priority Senior Secured Notes due 2021 (together with the guarantees thereof, the “New Notes”), which will be registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like aggregate principal amount of the Company’s 7.125% Second-Priority Senior Secured Notes due 2021 (together with the guarantees thereof, the “Initial Notes”).

Please be advised that the Registrants are registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988) (“Exxon Capital Holdings”); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware, by means of the Exchange Offer prospectus and the related letter of transmittal, that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Registrants represent that with respect to any broker-dealer that participates in the Exchange Offer with respect to Initial Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the registrants to distribute the New Notes. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Initial Notes pursuant to the Exchange Offer, may be a statutory underwriter and, in connection with any resale of such New Notes, must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer). In addition, the Registrants will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision, in substantially the form set forth below:

If the exchange offeree is a broker-dealer that will receive New Notes for its own account in exchange for Initial Notes that were acquired as a result of market making or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes received in respect of such Initial Notes pursuant to the Exchange Offer; however, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Jeffrey Spindler of Olshan Frome Wolosky LLP, counsel to the Registrants, at (212) 451-2307.

Sincerely,

GENCORP INC.

By:	/s/ Kathleen E. Redd
Name:	Kathleen E. Redd
Title:	Vice President, Chief Financial
Officer and Assistant Secretary

AEROJET ROCKETDYNE, INC.

By:	/s/ Kathleen E. Redd
Name:	Kathleen E. Redd
Title:	Vice President and
Chief Financial Officer

AEROJET ROCKETDYNE OF DE, INC.

By:	/s/ Kathleen E. Redd
Name:	Kathleen E. Redd
Title:	Vice President and Treasurer

ARDE, INC.

By:	/s/ Kathleen E. Redd
Name:	Kathleen E. Redd
Title:	Vice President and Treasurer

ARDE-BARINCO, INC.

By:	/s/ Kathleen E. Redd
Name:	Kathleen E. Redd
Title:	Vice President and Treasurer

cc:	Jeffrey Spindler

Olshan Frome Wolosky LLP